UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DAWSON GEOPHYSICAL COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

239360100

(CUSIP Number)

Matt D. Wilks

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,641,596
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,641,596

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,641,596
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.61% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 23,643,934 shares of Common Stock, $0.01 par value per share (“Common Stock”) of Dawson Geophysical Company (the “Issuer”) issued and outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 349
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 349

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class calculated based on 23,643,934 shares of Common Stock issued and outstanding as November 2, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 4, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,641,247
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,641,247

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,641,247
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.61% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percent of class calculated based on 23,643,934 shares of Common Stock issued and outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 4, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,641,247
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,641,247

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,641,247
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.61% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class calculated based on 23,643,934 shares of Common Stock issued and outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 4, 2021.

CUSIP No. 239360100	13D

1.	NAMES OF REPORTING PERSONS WB Acquisitions Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,547,010
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,547,010

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,547,010
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.75% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Percent of class calculated based on 23,643,934 shares of Common Stock issued and outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 4, 2021.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed by Dan Wilks, Staci Wilks, Wilks Brothers, LLC (“Wilks”) and Farris Wilks with the Securities and Exchange Commission (the “SEC”) on January 19, 2021, as amended by Amendment No. 1 thereto filed on October 25, 2021 and Amendment No. 2 thereto filed on January 14, 2022 (collectively, the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Dawson Geophysical Company (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and replacing in its entirety Item 2(a) as follows:

(a) Name of Persons Filing: This Schedule 13D is being filed jointly by Dan Wilks, Staci Wilks, Wilks, Farris Wilks, and WB Acquisitions Inc. (“Merger Sub”) (collectively, the “Reporting Persons”).

Item 2 of the Schedule 13D is hereby further amended by amending and supplementing each of Items 2(b), 2(c), 2(d), 2(e) and 2(f) by adding the following:

(b) The business address for Merger Sub is 17018 IH 20, Cisco, TX 76437.

(c) The principal business of Merger Sub is investing in securities in connection with the Offer (as defined below). Merger Sub is a corporation organized under the laws of the State of Delaware.

(d) No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Merger Sub is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The source of funding for the transactions consummated in connection with the Offer (as defined below) reported herein was working capital of Wilks.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 25, 2021, Wilks entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with the Issuer and Merger Sub, a subsidiary of Wilks. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Merger Sub commenced a tender offer (the “Offer”) to purchase any and all of the shares of Common Stock that were issued and outstanding at a price of $2.34 per share (the “Offer Price”) in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2021, and in the related Letter of Transmittal, filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO originally filed with the SEC by Wilks and Merger Sub on November 1, 2021, each including all amendments thereto.

The Offer expired at the end of the day on January 14, 2022 (the “Expiration Date”). American Stock Transfer & Trust Company LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary”), has advised Wilks and Merger Sub that a total of 15,547,010 shares of Common Stock were validly tendered and not validly withdrawn pursuant to the Offer.

The number of shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer, when combined with the shares of Common Stock owned by Wilks and its affiliates, satisfied the 66.67% Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied or waived, Merger Sub irrevocably accepted for payment and paid for all shares of Common Stock validly tendered and not validly withdrawn prior to the Expiration Date.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis in anticipation of the closing of the transactions contemplated by the Merger Agreement, and may purchase additional shares of Common Stock prior to the Closing Date (as defined in the Merger Agreement) at prices not in excess of the Offer Price.

Pursuant to that certain Amendment No. 3 to the Merger Agreement, dated January 10, 2022 (the “Third Amendment”), effective as of the Acceptance Time, Steven Jumper, Craig Cooper and Michael Klofas each resigned as directors of the Issuer and members of any committee of the Issuer’s board of directors. Also pursuant to the Third Amendment, as a condition to Wilks’ obligation to complete the Offer and effective following the resignations of Messrs. Jumper, Cooper and Klofas, Matt Wilks, Sergei Krylov and Bruce Bradley were appointed to the Issuer’s board of directors, with Mr. Wilks appointed to serve as Chairman and Mr. Bradley to serve as a member of the Audit Committee.

The foregoing descriptions of the Merger Agreement and the Third Amendment are qualified in their entirety by reference to the full text of the Merger Agreement and the Third Amendment, which are filed as Exhibit 1 and Exhibit 2 to this Amendment, respectively, and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Items 5(a), 5(b) and 5(c) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 17,641,596 shares of the Common Stock, representing 74.61% of the 23,643,934 shares of Common Stock issued and outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 4, 2021.

Wilks beneficially owns 17,641,247 shares of Common Stock, representing 74.61% of the issued and outstanding Common Stock, consisting of (i) 2,094,237 shares of Common Stock directly owned by Wilks and (ii) 15,547,010 shares of Common Stock directly owned by Merger Sub, which is a subsidiary of Wilks. Wilks is a manager-managed limited liability company, managed by Dan Wilks and Farris Wilks. Dan Wilks and Farris Wilks are brothers and may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by each of Wilks and Merger Sub.

Dan Wilks, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over an additional 349 shares of Common Stock and therefore may be deemed to beneficially own such shares.

(c) On January 18, 2022, in connection with the expiration of the Offer and pursuant to the Merger Agreement, Merger Sub irrevocably accepted for payment 15,547,010 shares of Common Stock validly tendered and not validly withdrawn prior to the Expiration Date at a price of $2.34 per share, for aggregate consideration of approximately $36,380,003.40.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 28, 2022, the Reporting Persons entered into the Joint Filing Agreement attached as Exhibit 3 hereto with respect to the joint filing of this Amendment to the Schedule 13D and any amendment or amendments hereto.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated October 25, 2021, by and among Dawson Geophysical Company, Wilks Brothers, LLC and WB Acquisitions Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 25, 2021).

2	Amendment No. 3 to Agreement and Plan of Merger, dated January 10, 2022, by and among Dawson Geophysical Company, Wilks Brothers, LLC and WB Acquisitions Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2022).

3	Joint Filing Agreement by and among the Reporting Persons, dated as of January 28, 2022.

4	Power of Attorney – WB Acquisitions Inc., dated as of January 28, 2022.

5	Power of Attorney – Staci Wilks, dated as of October 15, 2020 (incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

6	Power of Attorney – Dan Wilks, dated as of October 15, 2020 (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

7	Power of Attorney – Wilks Brothers, LLC, dated as of October 15, 2020 (incorporated by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

8	Power of Attorney – Farris Wilks, dated as of January 19, 2021 (incorporated by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021 with respect to the Common Stock of the Issuer).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2022

*
Dan Wilks

*
Staci Wilks

*
Farris Wilks

Wilks Brothers, LLC

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

WB Acquisitions Inc.

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact